UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Liberty Global plc

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share

Liberty Global Class C Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104

Liberty Global Class C Ordinary Shares: G5480U 120

(CUSIP Number of Ordinary Shares)

Bryan H. Hall, Esq.

Executive Vice President & General Counsel

Griffin House,

161 Hammersmith Rd,

London, United Kingdom

+44.208.483.6449 or +1.303.220.6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

George Casey

Daniel Litowitz

Harald Halbhuber

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,696,402,448	$326,803.98

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $625 million in value of the Class A ordinary shares, nominal value $0.01 per share (“Class A Shares”), and up to $1.875 billion in value of the Class C ordinary shares, nominal value $0.01 per share (“Class C Shares”); plus the purchase of an additional 1,274,990 Class A Shares and 5,975,565 Class C Shares in accordance with Rule 13e-4(f) of the Securities Exchange Act of 1934, as amended, which allows Liberty Global plc to accept for purchase an additional number of shares not to exceed 2.0% of its outstanding Class A Shares and Class C Shares.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$303,000.00	Filing Party:	Liberty Global plc
Form or Registration No.:	Schedule TO	Date Filed:	August 12, 2019

Amount Previously Paid:	$23,836.27	Filing Party:	Liberty Global plc
Form or Registration No.:	Schedule TO/A	Date Filed:	September 12, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 5 filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2019 (this “Amendment”) is filed solely to make adjustments to the information incorporated by reference in Amendment No. 4 filed with the SEC on September 12, 2019 to accurately reflect the number of Class A Shares and Class C Shares accepted for purchase by the Company, through the Counterparty Banks, in the Offers. All capitalized terms used in this Amendment and not otherwise defined herein have the respective meanings ascribed to them in the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Liberty Global has accepted for purchase, through Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc., each acting as principal, (i) 24,002,262 Class A Shares at a price of $27.50 per Class A Share and (ii) 75,420,009 Class C Shares at a price of $27.00 per Class C Share for a combined aggregate cost of approximately $2.7 billion, excluding fees and expenses relating to the tender offers. These Class A Shares and Class C Shares represent all such shares properly tendered and not properly withdrawn at or below $27.50 per Class A Share and $27.00 per Class C Share and, as such, no proration will apply for either class.

The total number of shares accepted for purchase in the tender offers includes an additional 1,274,990 Class A Shares and 5,975,565 Class C Shares pursuant to Liberty Global’s right to increase the number of shares acquired by no more than 2% of the respective shares outstanding, without amending or extending the tender offers. The Class A Shares accepted for purchase represent approximately 11.70% of the Class A Shares outstanding and the Class C Shares accepted for purchase represent approximately 14.69% of the Class C Shares outstanding, in each case, as of September 9, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GLOBAL PLC

Dated: September 16, 2019	By:	/s/ Bryan H. Hall

Name: Bryan H. Hall
Title: Executive Vice President, General Counsel